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                                                                    EXHIBIT 99.3

                              [ON NYSE LETTERHEAD]


                                                       For Immediate Release
                                                       Friday, October 11, 2002
                                                       Contact: Robin Verhose
                                                       Phone: 212-656-2088
                                                       Email: roverhose@nyse.com


               NYSE SUSPENDS TRADING IN EOTT ENERGY PARTNERS, L.P.
                            MOVES TO REMOVE FROM LIST


NEW YORK, October 11, 2002 - - The New York Stock Exchange announced today that it determined that the common units representing Limited Partner interests of EOTT Energy Partners, L.P. (the "Partnership") - ticker symbol EOT - should be suspended immediately. The Partnership has a right to a review of this determination by a Committee of the Board of Directors of the Exchange. Application to the Securities and Exchange Commission to delist the issue is pending the completion of applicable procedures, including any appeal by the Partnership of the NYSE staff's decision.

The Exchange's action is being taken in view of the Partnership's October 9, 2002 announcement that it has commenced a restructuring plan through a voluntary pre-negotiated Chapter 11 filing with the U.S. Bankruptcy Court in the Southern District in Texas, Corpus Christi Division. The Exchange also noted in the Partnership's announcement that upon confirmation of the proposed reorganization plan, the Partnership's current publicly traded units would be cancelled. In addition, the Exchange notes that the Partnership's common units have recently traded below $1.00.

The NYSE noted that it may, at any time, suspend a security if it believes that continued dealings in the security on the NYSE are not advisable.

Company Contact:
Kirk Brewer or Caroline Pecquet
713-993-5152